1900 K Street, NW Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

PHILIP T. HINKLE

philip.hinkle@dechert.com +1 202 261 3460 Direct +1 202 261 3050 Fax

June 11, 2024

Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management

Disclosure Review and Accounting Office
100 Pearl Street, Suite 20-100
New York, NY 10004
Attn: Mr. Raymond Be

Re:	Sound Point Meridian Capital, Inc. (File Nos. 333-272541 and 811-23881)

Dear Mr. Be:

This letter responds to oral comments issued by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) on June 10, 2024 and June 11, 2024, in connection with your review of the amended registration statement on Form N-2 (the “Registration Statement”) for Sound Point Meridian Capital, Inc. (formerly, Sound Point Meridian Capital, LLC) (the “Fund”) filed with the SEC on May 29, 2024. The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf.

The Fund will file a Pre-Effective Amendment to its Registration Statement (the “Amended Registration Statement”), which will reflect the disclosure changes discussed below. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

On behalf of the Fund, set forth below are the comments of the Staff along with our responses to or any supplemental explanations of such comments, as requested.

1. Comment: Please include clarifying disclosure on the cover page of the Registration Statement addressing NAV dilution.

Response: The Fund has revised the disclosure as follows (new disclosure underlined; deleted disclosure struck through):

“This is our initial public offering and our common stock has no history of public trading. We are offering 3,750,000 shares of common stock. Assuming an initial public offering price of $20.00 per share of common stock (which ~~was~~is above our net asset value, or “NAV,” per share as of the date of this prospectus due to dilution), purchasers in this offering will experience immediate dilution in NAV of approximately $        per share on a pro forma basis after deducting offering expenses payable by us of $300,000. See ‘Capitalization — Pro Forma Dilution.’”

Additionally, the Fund confirms that it will make corresponding changes to the “Capitalization—Pro Forma Dilution” section of the Registration Statement.

June 11, 2024 Page 2

2. Comment: Please confirm which New York Stock Exchange (“NYSE”) listing qualifications the Fund will meet and how the Fund will meet the listing qualifications.

Response: The Fund intends to comply with the following minimum public float and shareholder requirements applicable to closed-end funds for initial listing on the NYSE:

1.	400 round lot stockholders.

2.	1,100,000 publicly held shares.

3.	$20 million of (i) market value of publicly held shares or (ii) net assets.

4.	$4 stock price.[1]

3. Comment: Please confirm in correspondence that the Fund has received a no-objection letter from the Financial Industry Regulatory Authority, Inc. (“FINRA”).

Response: The underwriters have advised the Fund that they expect to receive FINRA’s no-objection to the underwriting compensation arrangements relating to the initial public offering of shares of the Fund’s common stock shortly and have provided the FINRA examiner with the SEC reviewer’s contact information so that the FINRA examiner can orally notify the SEC reviewer of the same.

4. Comment: Please confirm in correspondence that the free writing prospectus includes all accounts that the Adviser manages using a substantially similar strategy as that of the Fund.

Response: The Fund so confirms.

*     *      *

Should you have any questions or comments, please contact me at 202.261.3460.

Sincerely,

/s/ Philip T. Hinkle
Philip T. Hinkle

[1]	See NYSE Manual Section 102.04 Minimum Numerical Standards - Closed-end Management Investment Companies.